UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13664

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMI Alternate 401(k) Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

PMI Alternate 401(k) Plan

Financial Statements

and Supplemental Schedule

(Modified Cash Basis)

As of December 31, 2002 and 2001 and for the year ended December 31, 2002

With Report of Independent Auditors

Report of Independent Auditors

The Participants of the PMI Alternate 401(k) Plan

and Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the PMI Alternate 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) at December 31, 2002 and 2001, and changes therein (modified cash basis) for the year ended December 31, 2002, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 20, 2003

Los Angeles, California

PMI Alternate 401(k) Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2002	2001
Assets
Cash (overdraft)	$61	$(64)
Investments, at fair value	2,557,041	1,767,132

Net assets available for benefits	$2,557,102	$ 1,767,068

See accompanying notes.

PMI Alternate 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2002

Additions
Investment income (loss):
Net depreciation in fair value of investments	$(327,588)
Interest and dividends	27,720

(299,868)
Contributions:
Participants	1,245,690
Rollover	126,601

Total contributions	1,372,291

Total additions	1,072,423
Deductions
Benefits paid directly to participants	278,358
Transfer to The PMI Group, Inc. Savings and Profit-Sharing Plan	4,031

Total deductions	282,389
Net increase	790,034
Net assets available for benefits:
Beginning of year	1,767,068

End of year	$2,557,102

See accompanying notes.

PMI Alternate 401(k) Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2002

1. Description of the Plan

The following description of the PMI Alternate 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all temporary full-time and part-time employees of The PMI Group, Inc. (the Company), other than those classes of employees specifically excluded by the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees are eligible on the first day of the next payroll period after their date of employment and must be at least 18 to participate in the Plan.

Contributions

Each year, participants may contribute up to 17% of their annual pretax compensation, as defined in the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). The Company does not match employee contributions.

Upon enrollment, participants may direct all contributions to any of the Plan’s investment options. Participants may change their investment elections at any time during the year.

PMI Alternate 401(k) Plan

Notes to Financial Statements (Modified Cash Basis)—(Continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings and may be charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Payment of Benefits

Upon termination of employment, death, disability, or retirement participants may elect to receive a lump-sum benefit equal to their account balance. In-service withdrawals may be available upon hardship or upon attainment of age 59 1/2 in accordance with the Plan’s provisions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years. The loans are secured by the balance in the participant’s account and bear interest rate at a rate equal to the prime rate published in the Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions.

PMI Alternate 401(k) Plan

Notes to Financial Statements (Modified Cash Basis)—(Continued)

1. Description of the Plan (continued)

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will remain fully vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements and supplemental schedule of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Under this basis, investment assets are reported at fair value, net realized and unrealized appreciation in fair value of investments is recognized, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid rather than as incurred.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value which equals the quoted market price on the last day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Common collective trust funds are valued based on the quoted redemption values on the last business day of the plan year. Money market funds are valued at historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded when received.

PMI Alternate 401(k) Plan

Notes to Financial Statements (Modified Cash Basis)—(Continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Registered investment companies	$(177,174)
Common collective trust funds	(130,998)
Common stock	(19,416)

Total	$(327,588)

PMI Alternate 401(k) Plan

Notes to Financial Statements (Modified Cash Basis)—(Continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001
Davis New York Venture Fund	$330,729	$256,861
Merrill Lynch Retirement Reserves	582,812	490,110
Merrill Lynch Fundamental Growth Fund	215,503	211,615
BGI LifePath 2010 Fund	*	188,936
BGI LifePath 2020 Fund	199,279	*
BGI S&P 500 Stock Fund	*	368,560
PIMCO Total Return Fund	247,799	89,263
Van Kampen American Value Fund	135,197	91,543
Merrill Lynch Equity Index Trust	387,602	*

*	Fair value of these investments does not exceed 5% of the Plan’s net assets for year indicated.

4. Income Tax Status

The Plan has not applied for nor received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2002, the Plan made purchases of $131,932 and sales of $15,742 of the Plan Sponsor’s common stock.

Supplemental Schedule

PMI Alternate 401(k) Plan

EIN: 94-3199675, Plan Number: 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

Year ended December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	Registered investment companies:
*	Merrill Lynch Mid Cap Index Trust Fund	6,275.4395 shares	$53,781
	Van Kampen American Value Fund	8,947.4930 shares	135,197
*	Merrill Lynch Fundamental Growth Fund	16,692.7520 shares	215,503
	ING Emerging Countries Fund	2,560.2649 shares	32,183
	Van Kampen Aggressive Growth Fund	4,818.9860 shares	42,696
	PIMCO Total Return Fund	23,223.9061 shares	247,799
*	Merrill Lynch Small Cap Index Fund	488.4957 shares	4,044
	Templeton Foreign Fund	10,314.5355 shares	85,715
	Davis NY Venture Fund	15,794.1232 shares	330,729

	Common collective trust funds:
	International Equity Fund	704.5558 units	8,067
	BGI Lifepath Income Fund	880.6334 units	14,090
	BGI Lifepath 2010 Fund	603.0812 units	10,451
	BGI Lifepath 2020 Fund	11,374.3578 units	199,279
	BGI Lifepath 2030 Fund	536.1278 units	9,478
	BGI Lifepath 2040 Fund	178.2867 units	3,218
*	Merrill Lynch Equity Index Trust Fund	6,186.7867 units	387,602
*	Merrill Lynch Retirement Preservation Trust Fund	33,171.9700 units	33,172

	Money market fund:
*	Merrill Lynch Retirement Reserves	582,812.0700 shares	582,812

	Common stock:
*	The PMI Group, Inc.	3,623.0000 shares	108,835

*	Participant loans	Interest rate of 5.75%, maturing through 2007	52,390

	Total investments		$2,557,041

* Indicates a party-in-interest to the Plan.

Note: Cost information has been omitted as these investments are entirely participant-directed.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ CHARLES F. BROOM
Charles F. Broom Plan Administrator

Date: June 27, 2003

PMI ALTERNATE 401(k) PLAN

EXHIBIT INDEX

Exhibit Number:	Description:

23	Consent of Ernst & Young LLP, independent auditors

99	Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002